Exhibit 99.1

Bright Scholar Expands Leadership Team with Promotion of Junli He to Executive Vice

Chairman and Appointment of New CEO as Company Growth Accelerates

FOSHAN, January 17, 2019 (PR Newswire) — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), the largest operator of international and bilingual K-12 schools in China*, is pleased to announce the promotion of Mr. Junli He to Executive Vice Chairman, from his current role as Chief Executive Officer (“CEO”) and the appointment of Mr. Derek Feng as the CEO to be effective from January 21, 2019.

Commenting on the announcement, Ms. Huiyan Yang, the Company’s Chairlady, said “We congratulate Mr. He on this well-deserved promotion, our Board of Directors (“Board”) sees this appointment as a natural evolution of his roles over the last several years. His vision has been key to the Company’s continuous strong performance and rapid expansion. In his role as Executive Vice Chairman, he will continue to lead and drive Bright Scholar’s strategic vision, growth plan, merger and acquisition and other key initiatives, while remain actively involved in managing the Company from the board level. Mr. He’s new capacity is a valuable contribution to our board based on his extensive experience in capital markets and tremendous leadership since inception of the Company.” Ms. Yang continued, “We are delighted to welcome Mr. Feng to Bright Scholar’s senior leadership team. His appointment will serve to strengthen our operational leadership, continue our ongoing efforts to optimize operations, and accelerate our growth. We have an excellent team in place to expand our school network and complementary businesses through the next major growth phase, simultaneously delivering premium education services for our students and creating value for our shareholders and other stakeholders.”

In commenting on his promotion, Mr. Junli He said, “I am very honored by the confidence expressed in me by our Board and excited about this opportunity to expand my responsibilities and to continue to serve the Company in this new capacity as Executive Vice Chairman.” Mr. He continued, “I would also like to congratulate Mr. Feng on his new appointment and look forward to working with him closely to ensure continuity of our growth initiatives in the future.”

Mr. Derek Feng, as a veteran of the education industry, will serve as CEO with all business management responsibility. Prior to joining the Company in January 2019, Mr. Feng was the co-founder and CEO of Qingmiao Dental, a company primarily engaged in orthodontics for children, from 2017 to 2018. Before that, he served as CEO of Global Education and Technology Group from 2015 to 2016, a leading provider of test preparation, study abroad services and overseas camps programs in China. He was the Chairman and Interim CEO of Chinacast Education Corporation, a company focusing on higher education in China from 2012 to 2014. From 2006 to 2011, Mr. Feng served as Executive VP for Strategy, Planning and Operations at Knowledge Universe, an education investment company in United States. Prior to that, he spent seven years at General Electric Company. Mr. Feng holds a bachelor’s degree from Tsinghua University majoring in industrial automation and an M.B.A. from the University of California, Los Angeles.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

“I am delighted to join Bright Scholar, which has a strong portfolio of businesses and a very talented team,” commented by Mr. Derek Feng, the new CEO. “Private education market is rapidly growing and is evolving impacted by recent regulations. Every time there are changes, there are opportunities. Bright Scholar is well positioned to continue the growth trajectory with its sound strategy, strong businesses, and ample capital. Mr. He has been instrumental in driving the exponential growth of the Company and his team has accomplished admirable achievements so much in the past few years. I am honored to assume this position and confident to continue unlock the vast potential from our portfolio of businesses. I look forward to contributing my experience to lead the Company’s next phase of growth and to continue delivering superior value to our stakeholders.”

About Bright Scholar Education Holdings Limited

Bright Scholar is the largest operator of international and bilingual K-12 schools in China*. The Company is dedicated to providing quality international education to Chinese students and equipping them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education overseas. It also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China. As of December 31, 2018, Bright Scholar operated 68 schools covering the breadth of K-12 academic needs of its students across eight provinces in China. In the first three months of the 2019 school year ended November 30, 2018, Bright Scholar had an average of 41,423 students enrolled at its schools.

*	In terms of student enrollment as of August 31, 2018, according to an industry report commissioned by Bright Scholar and prepared by Frost & Sullivan in 2018.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

FleishmanHillard

Email: BrightScholar.ir@fleishman.com

Phone: +852 2586 7825